EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)	2005	2004	2003	2002	2001

Earnings:
Income before income taxes	$6,556	$114,809	$79,898	$26,053	$28,630
Add: fixed charges	55,639	56,837	56,858	52,234	48,649

Total earnings	$62,195	$171,646	$136,756	$78,287	$77,279

Fixed charges:
Interest on policyholders’ accounts	$54,727	$56,386	$56,459	$51,735	$48,213
Portion of rent representative of interest factor	912	451	399	499	436

Total fixed charges	$55,639	$56,837	$56,858	$52,234	$48,649

Preferred stock dividend requirement	$906	$4,399	$4,399	$4,410	$—

Combined fixed charges and preferred stock dividend requirements	$56,545	$61,236	$61,257	$56,644	$48,649

Ratio of earnings to fixed charges	1.12	3.02	2.41	1.50	1.59

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.10	2.80	2.23	1.38	1.59